UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2026

Commission File Number: 001-42823

Fitness Champs Holdings Limited

(Registrant’s name)

7030 Ang Mo Kio Street, Avenue 5, #04-48,

North Star@AMK, Singapore

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file Extraordinary reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

The extraordinary general meeting (the “Meeting”) of Fitness Champs Holdings Limited (the “Company”) was held on January 23, 2026 at 10:00 a.m. (Singapore time) at 7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore.

At the close of business on December 30, 2025, the record date for the determination of shareholders entitled to vote (the “Record Date”), there were 17,000,000 Ordinary Shares outstanding, each share being entitled to one vote. Holders of 5,666,667 Ordinary Shares of the Company as of the Record Date were present in person or by proxy at the Meeting and constituted a quorum.

At the Meeting, the shareholders of the Company voted for the following resolutions, pursuant to the accompanying voting results:

Resolution 1:	RESOLVED AS A SPECIAL RESOLUTION, THAT:

(A)	the shares of the Company be re-designated and re-classified such that the currently authorized share capital of the Company shall be re-classified and re-designated from (i) US$500,000 divided into 100,000,000,000 shares of a nominal or par value of US$0.000005 each to (ii) US$500,000 divided into (a) 80,000,000,000 class A ordinary shares of a nominal or par value of US$0.000005 each, (b) 10,000,000,000 class B ordinary shares of a nominal or par value of US$0.000005 each, and (c) 10,000,000,000 preferred shares of a nominal or par value of US$0.000005 each, by the re-designation and re-classification of (x) 79,991,707,850 unissued shares of a nominal or par value of US$0.000005 each into 79,991,707,850 unissued Class A ordinary shares of a nominal or par value of US$0.000005 each, (y) 9,991,292,150 unissued shares of a nominal or par value of US$0.000005 each into 9,991,292,150 unissued Class B ordinary shares of a nominal or par value of US$0.000005 each, and (z) 10,000,000,000 unissued shares of a nominal or par value of US$0.000005 each into 10,000,000,000 unissued Preferred Shares of a nominal or par value of US$0.000005 each, and the currently issued 17,000,000 shares of a nominal or par value of US$0.000005 each in the Company be and are re-designated and re-classified into 8,292,150 Class A ordinary shares of a nominal or par value of US$0.000005 each with 1 vote per share, 8,707,850 Class B ordinary shares of a nominal or par value of US$0.000005 each with 50 votes per share and 0 preferred shares of a nominal or par value of US$0.000005 each, on a one for one basis, as follows:

Name of Shareholder	Number of existing shares held	Number and class of shares to be held after the re-designation and re-classification of shares of the Company
Big Treasure Investments Limited	8,707,850	8,707,850 Class B Ordinary Shares
All other shareholders	8,292,150	8,292,150 Class A Ordinary Shares
Total	17,000,000

(B)	the existing clause 8 of the existing memorandum of association be deleted in its entirety and be replaced with the following new clause 8:

“8. The share capital of the Company is US$500,000 divided into (a) 80,000,000,000 class A ordinary shares of a nominal or par value of US$0.000005 each, (b) 10,000,000,000 class B ordinary shares of a nominal or par value of US$0.000005 each, and (c) 10,000,000,000 preferred shares of a nominal or par value of US$0.000005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.”; and

(C)	the Second Amended and Restated Memorandum of Association and Second Amended and Restated Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the Amended and Restated Memorandum of Association and Amended and Restated Articles of Association of the Company currently in effect, to reflect the multi-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares.

Voting Results:

FOR	AGAINST	ABSTAIN
9,127,963 Ordinary Shares (96.76%)	292,653 Ordinary Shares (3.10%)	12,954 Ordinary Shares (0.14%)

Special Resolution 1 passed.

Resolution 2:	RESOLVED AS AN ORDINARY RESOLUTION, THAT:

(A)	a share consolidation of the Company’s all issued and unissued shares of whatever classes and series is approved at a ratio of not less than one(1)-for-two(2) and not more than one(1)-for-fifty(50) (the “Range”), with the exact ratio to be set at a whole number within this Range to be determined by the Board of the Directors of the Company (the “Board”) in its sole discretion within 180 calendar days after the date of passing of these resolutions (the “Share Consolidation”); and

(B)	in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, if so determined by the Board in its sole discretion, the directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to shareholders of the Company to round up any fractions of shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation; and

Voting Results:

FOR	AGAINST	ABSTAIN
8,883,947 Ordinary Shares (94.17%)	543,221 Ordinary Shares (5.76%)	6,402 Ordinary Shares (0.07%)

Ordinary Resolution 2 passed.

Resolution 3:

RESOLVED AS AN ORDINARY RESOLUTION, THAT:

Each of the directors and officers of the Company is authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

Voting Results:

FOR	AGAINST	ABSTAIN
8,873,845 Ordinary Shares (94.07%)	553,322 Ordinary Shares (5.87%)	6,402 Ordinary Shares (0.07%)

Ordinary Resolution 3 passed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fitness Champs Holdings Limited

Date: January 27, 2026	By:	/s/ Joyce Lee Jue Hui
	Name:	Joyce Lee Jue Hui
	Title:	Chief Executive Officer & Executive Director